March 25, 2025

Amit Takur
Chief Executive Officer
Robot Consulting Co., Ltd.
Le Graciel Building 2, 6th Floor
5-22-6 Shinbashi, Minato Ward
Tokyo, 105-0005, Japan

        Re: Robot Consulting Co., Ltd.
            Amendment No. 1 to Registration Statement on Form F-1
            Filed March 19, 2025
            File No. 333-284875
Dear Amit Takur:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1
Management, page 66

1. We note your disclosure on pages 68 and 69 where you state that your board consists of eight directors. However, in your management section on page 66 you only identify six directors. Please revise to reconcile this discrepancy or advise. Additionally, the signature section on page II-5 provides the signature of four directors. Instruction 1 to
       Signatures of Form F-1 requires a registration statement be signed by at least a majority of the board of directors or persons performing similar functions. Ensure at least a majority of the board of directors signs the registration statement.
 March 25, 2025
Page 2

       Please contact Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Mitchell Austin at 202-551-3574 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Ying Li